United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of September 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Fato Relevante

Vale informs it has received notice about amendment to Vale S.A. Shareholder’s Agreement

Rio de Janeiro, September 12th, 2019, Vale informs that on September 11th, 2019, it received a notice from Litel Participações S.A., signatory to the Vale Shareholders Agreement signed on 08/14/2017, stating as follows:

“We refer to the Vale SA (“Vale” or Company”) Shareholder Agreement, entered into on August 14, 2017 between BNDES Participações SA - BNDESPAR, Bradespar SA, Litel Participações SA, Mitsui & Co. Ltd Shareholders “).

On September 9th, 2019, the shareholders of Litel Participações S.A. (“Litel”) approved the partial spin-off of this company, with the portion split to its parent company Litela Participações S.A. (“Litela”). As a result of this transaction, which constitutes a transfer permitted under Clause 9.17 of the Shareholders’ Agreement, 808,746,864 (eight hundred and eight million and seven hundred and forty-six thousand and eight hundred and sixty-four) issued by Vale, previously held by Litel, being 519,733,209 (five hundred and nineteen million and seven hundred and thirty-three thousand and two hundred and nine) shares issued by Vale linked to the Shareholders’ Agreement. Litela now has the same shareholders as Litel.

Considering the fact that they have the same shareholders, Litel and Litela will maintain the same voting orientation, and their equity interests should be considered together for all purposes of the Shareholders Agreement.

Shareholder position after the spin-off
Shareholder	ON	%	Shares linked to the Shareholders Agreement
Litel	74,832,355	1.46	10,000
Litela	905,773,534	17.66	519,733,209

As provided in Clause 9.17 (a) of the Shareholder Agreement, the signatory hereby unconditionally and irrevocably agrees to adhere to all of the terms, conditions and restrictions set forth in the Shareholders Agreement and to comply with all obligations under the Shareholders’ Agreement as if it were an original signatory thereto.”

Vale informs that it will proceed with the updating of its Reference Form, to reflect said amendment, pursuant to CVM Instruction no 480/09, as amended.

For further information, please contact:

+55-21-3485-3900

vale.ri@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 12, 2019		Director of Investor Relations